SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

9 April 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
Facsimile: 020-7356 1038
Direct line: 020-7356 2108
email: mike.hatcher@lloydstsb.co.uk

9th April, 2009

Lloyds Banking Group plc
Notification of transaction by persons discharging managerial responsibilities

O
n
8
th
April
, 2009
 a conditional award of
ordinary shares of 25p each
in Lloyds
Banking
 Group plc
was made to
the following individuals
 under
the Lloyds
TSB
long-term incentive plan 2006, at
72.44
p
 per share.
This is a conditional award of shares
. The maximum number of shares that could vest in 2012
,
 if
all the relevant
stretching performance criteria
are met, is as set out below:

Name of individual	Maximum potential vesting (shares)
J.E. Daniels	2,857,536
J. Dawson	1,720,043
M.A. Fisher	1,932,633
A.G. Kane	1,628,933
A. S. Risley	1,035,338
C.F. Sergeant	1,242,407
G.T. Tate	1,766,978
T.J.W. Tookey	1,656,543
H.A . Weir	1,725,565
C.M. W iscarson	1,352,843

This notification relates to a transaction notified to Lloyds Banking Group plc yesterday
 in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the
L
ondon Stock Exchange.

                              Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  9th April 2009